[ALDABRA LETTERHEAD]

November 8, 2006

BY EDGAR

Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

    Re:
    Aldabra Acquisition Corporation
    Great Lakes Dredge & Dock Holdings Corp.
    Form S-4 File No. 333-136861

Dear Mr. Kelly:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aldabra Acquisition Corporation ("Aldabra") hereby requests the acceleration of the above-mentioned Registration Statement to Thursday, November 9, 2006 at 2:00 p.m. or as soon thereafter as practicable.

        Aldabra acknowledges that (i) Aldabra is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, (ii) staff comments or changes to disclosure in response to staff comments in Aldabra's filings with the SEC reviewed by the staff do not foreclose the SEC from taking any action with respect to Aldabra's filings; and (iii) Aldabra may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,
ALDABRA ACQUISITION CORPORATION
/s/ JASON WEISS Name: Jason Weiss Title: Chief Executive Officer